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MAR 04 2014

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.E. Hutchison & Company d/b/a The Hutchison Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 BROAD STREET SUITE 205
(No. and Street)

DURHAM	NC	27705
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILLIP HUBER 919 286-1314
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1720 Epps Bridge Parkway Suite 108-381	Athens	GA	30606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/27

OATH OR AFFIRMATION

I, PHILLIP D. HUBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.E. HUTCHISON & COMPANY D/B/A THE HUTCHISON COMPANY, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Phillip D Huber appeared before me this 28 day of February 2014

[Signature]
Signature

President
Title

[Signature]
Notary Public
exp 12/19/15

LISA GAYLE WOODS
Notary Public
North Carolina
Durham County

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.E. Hutchison & Company
(d/b/a The Hutchison Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013
AND INDEPENDENT AUDITORS' REPORT

WJB & Co., P.C.

C.E. Hutchison & Company
(d/b/a The Hutchison Company)

Table of Contents

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
C.E. Hutchison & Company
(d/b/a The Hutchison Company)

Report on the Financial Statement
We have audited the accompanying statement of financial condition of C.E. Hutchison & Company (d/b/a The Hutchison Company), (the Company) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of C.E. Hutchison & Company (d/b/a The Hutchison Company) as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

WJB & Co., P.C.

Athens, Georgia
February 22, 2014

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

C.E. Hutchison & Company
(d/b/a The Hutchison Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CURRENT ASSETS:		
Cash	$	14,222
Total current assets		14,222
TOTAL ASSETS	$	14,222

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	1,463
STOCKHOLDER'S EQUITY:		
Preferred stock, 2,000,000 shares authorized, no shares issued or outstanding	$	-
Common stock, no par value, 20,000,000 shares authorized, 50,000 shares issued and outstanding		50,000
Additional paid-in capital		309,000
Accumulated deficit		(346,241)
Total stockholder's equity		12,759
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	14,222

See Independent Auditors' Report and
Notes to Financial Statements.

C.E. Hutchison & Company
(d/b/a The Hutchison Company)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

1. ORGANIZATION AND NATURE OF BUSINESS

C.E. Hutchison & Company (d/b/a The Hutchison Company) (the "Company") was formed in the state of North Carolina on August 13, 2008. The Company is registered with the Securities and Exchange Commission (SEC) and is a broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). FINRA requires a minimum capitalization of $5,000.

The Company does not maintain customer security accounts nor does it perform custodial functions related to customer securities. The Company's revenues are derived from advisory fees related to private placement of securities and merger and acquisition advisory services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated as an S-Corporation for Income tax purposes. Therefore, the Company's income and expenses are included in the individual income tax returns of the Company's stockholder. Accordingly, the financial statements do not reflect a provision for income taxes. Management does not believe the financial statements include any significant uncertain tax positions. Tax years ending December 31, 2010 through December 31, 2013 remain open for examination by taxing authorities as of the date of this report.

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2013, there were no cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

Accounts receivable are recorded at amounts ultimately expected to be collected. The Company did not have any accounts receivable as of December 31, 2013.

Revenue Recognition

Advisory fees are recognized as earned. The Company is currently serving as a financial advisor for potential acquisition transactions. Fees received by the Company under the arrangements are to include reimbursement for certain expenses incurred by the Company and fees earned in accordance with each agreement.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash in a checking account which is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at one financial institution. As of December 31, 2013, no deposits exceeded the FDIC Insurance limit.

Concentrations of Credit Risk

For the year ended December 31, 2013, the Company had one customer who accounted for the total revenues.

3. RELATED PARTY TRANSACTIONS

Included in accounts payable as of December 31, 2013 is $1,463 due to the Company's stockholder for reimbursement of expenses paid on behalf of the Company.

4. LEASES

The Company leases its facilities from an unaffiliated entity. Rent expense totaled $5,563 for 2013. As the Company is currently leasing on a month-to-month basis, there are no minimum future rental payments under this lease as of December 31, 2013.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires a maximum ratio of aggregate indebtedness to net capital of 15 to 1, as defined. As of December 31, 2013, the Company had net capital of $12,759 which was $7,759 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 11.47% at December 31, 2013.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

7. INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

8. SIPC ASSESSMENT RECONCILIATION

The Company did not have revenue in excess of $500,000 for the year ended December 31, 2013. As a result the Company is not required to include the Form SIPC-7 or the Accountant's Report on the SIPC Assessment Reconciliation. Such items are not included in this filing.

9. SUBSEQUENT EVENTS

The date to which events occurring after December 31, 2013, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 22, 2013, the date the financial statements were available to be issued.